July 9, 2007

United States Securities and Exchange Commission

Washington, D. C. 20549

Attn:	Mr. Kevin Woody
Branch Chief

Re:	Kimco Realty Corporation (the “Company”)
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007
File No. 1-10899

Dear Mr. Woody:

In reply to your letter dated June 26, 2007, on the above-mentioned File Number, please find our responses to your comments:

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.

We note that you did not discuss liquidity and capital resources for the year ended December 31, 2005, specifically for operating, investing and financing activities. Please explain how you have complied with Item 303 of Regulation S-K in determining that it was not necessary to provide a discussion of liquidity and capital resources for all periods presented in your financial statements.

Response

In future filings, the Company will provide year-to-year comparisons where changes in amounts are significant and are not readily computable from the Company’s cash flow statement. The Company will also provide additional qualitative disclosure surrounding such year-to-year changes.

The Company acknowledges the Staff’s comment regarding its Liquidity and Capital Resources section of the Management’s Discussion and Analysis (“MD&A”), and respectfully submits that it believes that it has provided adequate disclosure in accordance with Item 303 of Regulation S-K. The Company applied the Instructions of Paragraph 303(a) which state that generally, the discussion shall cover the three year period covered by the financial statements and shall use year-to-year comparisons to enhance the reader’s understanding, however notes that the instructions also state that a line-by-line analysis of the financial statements as a whole is not required or generally appropriate. Additionally, such instructions continue that Registrants need not recite the amounts of changes from year-to-year which are readily computable from the financial statements. The Company believes that it has met the requirements of Item 303 due to the Company’s extensive and detailed cash flow statement presentation, which allows the reader to compute year-to-year changes and provides sufficient detail to allow for the understanding of the nature of these changes. Additionally, the Company focuses on providing the reader an understanding of its sources and uses of cash flow and relevant information to assess the Company’s ability to meet its current and future cash requirements in its discussion of operating, investing and financing activities within the liquidity and capital resources section of its filings. Furthermore, in order to demonstrate the Company’s ability to meet its current and future cash flow requirements, the Company has included within the Liquidity and Capital Resources section of the MD&A a summarized table of cash flow activities for three years and provides discussion of the relevant on-going programs and projects within the Company, as well as management’s intentions for the future. Following such discussion, the Company provided a relevant analysis of the current year expenditures related to such ongoing activities and intentions. Additionally, the Company makes reference to specific Notes within its Consolidated Financial Statements to enable the reader to enhance his or her understanding.

Financial Statements

Consolidated Statements of Income, page 72

2.

Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically address your use of uncaptioned subtotals and your presentation of gains and losses from transferred properties and sale of operating properties below income from discontinued operations.

Response

In reference to your comment regarding uncaptioned subtotals, in future filings, the Company will address all subtotals on the face of its Consolidated Statements of Income in accordance with Rule 5-03 of Regulation S-X.

The Company believes that the current presentation, with regards to the presentation of gains and losses from transferred properties and sale of operating properties below income from discontinued operations, is in accordance with Rule 5-03 of Regulation S-X. The Company has followed Rule 3-15 of Regulation S-X, which provides special provisions as to Real Estate Investment Trusts. Rule 3-15 states that the income statement prepared pursuant to Rule 5-03 shall include gain or loss on sale of properties, less applicable income tax, which do not qualify as discontinued operations under SFAS 144, between those required by paragraphs 15 and 16 of Rule 5-03.

Note 1. Summary of Significant Accounting Policies

Real Estate, page 77

3.

We note your accounting policy for real estate. We note you do not disclose your accounting policy with respect to tenant improvements. Please tell us how you have complied with APB 22 or tell us why you believe it was not necessary to disclose your accounting policy with respect to tenant improvements.

Response

As described within Note 1, Summary of Significant Accounting Policies, the Company’s accounting policy for real estate, the use of the terms “improvements” and “leasehold improvements”, were meant to include tenant improvements. In future filings, the Company will clarify and expand its policy with specific regards to tenant improvements.

The following adjustments will be made to future filings to provide such clarification and expansion of the Company’s policy with regards to tenant improvements: upon acquisition of real estate operating properties, the Company estimates the fair value of acquired tangible assets (primarily consisting of land, building, building improvements and tenant improvements) and identified intangible assets and liabilities (primarily consisting of above and below-market leases, in-place leases and tenant relationships), assumed debt and redeemable units issued in accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”). Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, which for all tenant improvements is the term of the lease or useful lives, whichever is shorter.

Note 3. Property, Acquisitions, Developments and Other Investments

Operating Properties

Acquisition of Existing Shopping Centers, page 85

4.

We note that you acquired operating properties at an aggregate cost of approximately $1.1 billion in 2006 of which $451.9 million were properties in Puerto Rico. Please tell us and disclose the nature of the additional transactions that make up the remaining $648.1 million in acquired operating properties.

Response

The Company provides a listing of acquisitions in Recent Developments- Operating Properties- Acquisitions- on page 11 of the Company’s Form 10-K. In future filings, the Company will include similar information in accordance with SFAS 141 paragraph 53 for recent acquisitions within the Company’s Notes to Consolidated Financial Statements.

The remaining $648.1 million in acquired operating properties is comprised of various smaller acquisitions, which are located and operate within areas typical to the Company’s other existing properties. Details of these transactions are noted within the table on page 11 -12 of the Company’s Form 10-K.

5.

In regard to your acquisition of the Puerto Rico properties, please tell us and disclose the allocation of the purchase price and the pro forma results of operations as required by paragraphs 51 and 54 of SFAS 141, respectively, or tell us why management determined that such disclosure was unnecessary. Please provide similar information regarding your merger with Pan Pacific Retail Properties, Inc.

Response

The Puerto Rico acquisitions encompass the purchase of seven operating properties from a third party, which closed on an individual basis at various times throughout 2006. The Company determined that each individual closing, as well as the transaction in the aggregate, was immaterial and therefore the disclosures in accordance with paragraph 51 of SFAS 141 were unnecessary. In concluding that each of the Puerto Rico acquisitions were immaterial, the Company considered that the purchases were in the normal course of business and that each purchase price represented no more than 2.4% individually and approximately 8% in the aggregate, of the consolidated assets on the Company’s Consolidated Balance Sheet as of December 31, 2005, which was the most recent audited Consolidated Financial Statement date at the time of acquisition.

Despite its immateriality, the Company disclosed, in its filing, requirements of paragraph 51 of SFAS 141 as follows:

Recent Developments- Operating Properties- Acquisitions- on page 11 of the Company’s Form 10-K provides a listing of each acquisition, including the purchase price, broken out between cash and debt/units and the properties square footage.

Note 3, Property, Acquisitions, Developments and Other Investments - disclosed a description of the properties, nature of the transaction, costs to acquire the properties and the related payment structure. Additionally, Note 3 discloses that the purchase price was allocated to tangible and intangible assets and liabilities. The allocation to certain intangible assets and liabilities was quantified within the Note as well.

Note 17, Preferred Stock, Common Stock and Convertible Unit Transactions, also provides details surrounding the units issued in connection with the Puerto Rico properties acquisition.

Schedule III, Real Estate and Accumulated Depreciation, provides for each property, an allocation of land, building, improvements, and encumbrances.

After re-evaluation of paragraph 51 of SFAS 141, the Company will, in future filings, provide the required disclosures for properties acquired within its acquisitions footnote.

In reference to paragraph 54 of SFAS 141, the individual Puerto Rico properties acquired were deemed to be immaterial, as noted above, however in accordance with paragraph 54 of SFAS 141, the Company aggregated the Puerto Rico property acquisitions along with all of its 2006 property acquisitions and provided the pro forma financial information in Note 24 to the Consolidated Financial Statements.

The Company acknowledges the Staff’s comment regarding SFAS 141 disclosures surrounding the merger with Pan Pacific Retail Properties, Inc., however since the Company holds insignificant, non-controlling equity interests in these entities and as such accounts for these investments under the equity method of accounting, in accordance with APB 18, the Company has determined that these equity investments are individually and in the aggregate immaterial for the purposes of the disclosures required under paragraphs 51 and 54 of SFAS 141.

Note 7. Investments and Advances in Real Estate Joint Ventures

Kimco Prudential Joint Venture, page 92

6.

Please tell us how you have accounted for and presented within your financial statements, the acquisition of Pan Pacific Retail Properties Inc., the subsequent contribution to the separate accounts managed by Prudential Real Estate Investors, and the results of the separate accounts. Specifically, tell us how you determined your aggregate investment amount in the separate accounts of $194.8 million given that you purchased the assets with $300 million in cash and $407.7 million in stock. Additionally please tell us whether any difference existed between your basis in the assets contributed and the amount of the equity you were credited with in the separate account.

Response

On July 9, 2006, the Company entered into a definitive merger agreement with Pan Pacific Retail Properties Inc. (“Pan Pacific”), which closed on October 31, 2006. Under the terms of the agreement, the Company agreed to acquire all of the outstanding shares of Pan Pacific for total merger consideration of $70.00 per share. As permitted under the merger agreement, the Company elected to issue $10.00 per share of the total merger consideration. Within a day of the merger, the Company commenced its planned joint venture agreements with Prudential Real Estate Investors (“PREI”) through three separate accounts managed by PREI, whereby, PREI contributed approximately $1.1 billion. In accordance with the joint venture agreements, all Pan Pacific assets and the respective debt were transferred to the separate accounts. The Company holds 15% non-controlling ownership interests in each of these joint ventures and accounts for these investments under the equity method of accounting.

The following reconciliation describes the sources and uses of funds related to the acquisition of Pan Pacific, the commencement of the Company’s joint venture agreements with PREI and provides a reconciliation of the Company’s aggregate investment of $194.8 million (in thousands):

Total Purchase Price	$4,100.0
Less:
New individual non-recourse mortgage loans	(1,300.0)
Two-year credit facility	(1,200.0)
Assumed mortgages	(289.4)
Amount to be funded	$1,310.6

Funding Provided:
Kimco stock issued	$407.7
Pan Pacific bonds assumed by Kimco	630.0
Cash	272.9
Amount funded	$1,310.6

Reconciliation of Kimco’s Investment:
Kimco stock issued	$407.7
Pan Pacific bonds assumed by Kimco	630.0
Acquisition costs	1.8
1,039.5
Less:
Cash proceeds to Kimco from PREI’s contribution into the joint ventures	(844.7)
Kimco’s Investment	$194.8

Kimco’s percentage of total amount funded ($1310.6 x 15%)	$194.8

There was no difference between the Company’s basis in the assets contributed and the amount of the equity the Company was credited with in the separate accounts.

Note 21, Incentive Plans, page 114

7.

We note you have stock-based compensation plans. It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R), specifically the aggregate intrinsic value and weighted-average remaining contractual term of options currently exercisable, the disclosure for options expected to vest, your method used to estimate the expected volatility of your stock price, and your basis for using that method. Please explain to us how you have complied with the disclosure requirements of paragraph 64 and A240-A241 of SFAS 123(R).

Response

To provide full disclosure in future filings, the Company will expand its disclosure to include the aggregate intrinsic value and weighted-average remaining contractual term of options currently exercisable, the disclosure for options expected to vest, the Company’s method used to estimate the expected volatility of our stock price, and the Company’s basis for using that method.

The Company assessed that the adoption of SFAS 123(R) did not have a material impact on the Company’s financial position or results of operation and therefore believes that the disclosures in SFAS 123 (R) were not required to be included in the Company’s filing. The total expense for the year ended December 31, 2006 recognized under SFAS 123 (R) equated to approximately 2% of consolidated net income and had no effect on earnings per share. However, despite SFAS 123 (R) not having a material impact, the Company deemed it appropriate to provide certain information required under SFAS 123 (R) to provide the reader with information related to this new pronouncement as it relates to the Company’s stock option plan. The Company also believed it was appropriate to maintain consistent disclosures with information presented in the prior years.

Exhibit 31.1 and Exhibit 31.2

8.	We note that you inserted the word “we” in paragraph 4 after “....for the registrant and...” Please revise your certifications in future filings to remove the word “we.”

Response

In future filings, we will remove the word “we” in paragraph 4 after “....for the registrant and...”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.

Very truly yours,

/s/ Michael V. Pappagallo
Michael V. Pappagallo
Executive Vice President and Chief Financial Officer